The TriZetto Group, Inc.

567 San Nicholas Drive, Suite 360

Newport Beach, CA 92660

June 12, 2007

VIA FACSIMILE (202-772-9209) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng

Re:	The TriZetto Group, Inc.
File No. 333-140134
Responses to SEC Staff comments made by letter dated February 20, 2007

Dear Ms. Jacobs:

Set forth below are the responses of The TriZetto Group, Inc. (the “Company”), to the SEC Staff comments made by letter dated February 20, 2007 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-3 (File No. 333-140134), originally filed on January 22, 2007 (as may be amended or supplemented, the “Registration Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1.	Please be advised that all outstanding comments relating to our review of the December 31, 2005 Form 10-K must be resolved prior to seeking effectiveness.

Response:	The Company acknowledges the comments above and has responded to the SEC’s comments to the December 31, 2005 Form 10-K under separate cover.

2.	We are in receipt of your request for confidential treatment and will respond to your request under separate cover. Please be advised that comments relating to the confidential treatment request, if any, must be resolved prior to seeking effectiveness of the above-cited registration statement.

Response:	The Company acknowledges the SEC’s comments above.

3.

Please disclose in greater detail the maximum amount of the milestone payments and the periods in which they could be earned. Alternatively, you may provide a cross-reference to the section titled Recent Acquisitions and expand the discussion of the closing terms there. In this regard, we note your statement on page 16 that “The actual number of Performance Shares to be issued will be calculated by dividing the amount of the future payments to be

Responses to SEC Staff comments made by letter dated February 20, 2007

June 12, 2007

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made under the Merger Agreement upon the achievement of specified milestones, the maximum value of which is $13 million….” Please clarify whether the maximum amount of $13 million refers to a target revenue, which must be achieved in order to trigger a milestone payment, or to something else. In expanding your discussion of the closing terms, clarify how the milestone payments are structured including the number of milestone payments, the maximum amount of each such payment, the periods in which the milestone payments may be earned and the maximum payout amount.

Response:	The Company has amended the Registration Statement to provide greater detail with respect to the milestone payments, the maximum amount of such payments and the periods in which they can be earned. The clarifying language was added to the Selling Stockholders section of the Registration Statement. For your ease of reference, the Company has forwarded a copy of the relevant pages of proposed Amendment No. 1 to the Registration Statement marked to show changes against the originally filed version of the Registration Statement.

4.	We note that while you have incorporated the Form 10-K for the fiscal year ended December 31, 2005, you did not incorporate the two amendments to the Form 10-K. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the amendments to the Form 10-K.

Response:	Since receipt of the Comment Letter, the Company has filed a Form 10-K for the fiscal year ended December 31, 2006, which was filed with the Commission on March 16, 2007. The Company has amended the Registration Statement to include references to its Form 10-K for the fiscal year ended December 31, 2006 and all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of fiscal year 2006. For your ease of reference, the Company has forwarded a copy of the relevant pages of proposed Amendment No. 1 to the Registration Statement marked to show changes against the originally filed version of the Registration Statement.

5.	Please clarify your reference to a Form 8-K filed on January 16, 2006, as there does not appear to be a Form 8-K filed on the date. In addition, please update the list of incorporated filings to include any periodic reports “filed” in the interim period between the time you initially filed the Form S-3 and effectiveness, such as the Form 8-K, as amended, filed on February 15, 2007.

Response:

As indicated in its response to comment #4 above, the Company has filed a Form 10-K for the fiscal year ended December 31, 2006 since its receipt of the Comment Letter. Accordingly, the reference to the Form 8-K filed on January 16, 2006 is no longer relevant. The Company has amended the Registration Statement to include references to all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act

Responses to SEC Staff comments made by letter dated February 20, 2007

June 12, 2007

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since the end of the fiscal year covered by the annual report. For your ease of reference, the Company has forwarded a copy of the relevant pages of proposed Amendment No. 1 to the Registration Statement marked to show changes against the originally filed version of the Registration Statement.

6.	We note that you have included both undertakings indicated under Item 512(a)(5). That item requires that you include either paragraph 512(a)(5)(i) or 512(a)(5)(ii). Note that subparagraph (i) relates to Rule 430B and subparagraph (ii) relates to Rule 430C. Please revise to include only the subparagraph that is applicable to you.

Response:	The Company has determined that Rule 430B and, therefore, paragraph (i) of Item 512(a)(5) of Reg. S-K are applicable to it. The Company has revised the Registration Statement to make the appropriate changes. For your ease of reference, the Company has forwarded a copy of the relevant pages of proposed Amendment No. 1 to the Registration Statement marked to show changes against the originally filed version of the Registration Statement.

7.	Regarding Exhibit 4.1, please mark the exhibit index to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment.

Response:	The Company has amended the exhibit index to indicate that portions of Exhibit 4.1 have been omitted pursuant to a request for confidential treatment. For your ease of reference, the Company has forwarded a copy of the relevant pages of proposed Amendment No. 1 to the Registration Statement marked to show changes against the originally filed version of the Registration Statement.

8.	Tell us what “additional proceedings” you understand will be taken by The TriZetto Group in connection with the authorization, issuance and sale of the securities. To the extent your opinion is based, in part, on these “additional proceedings”, being taken, the proceedings should be described in the opinion. In this regard, tell us how your statement that you are “familiar with” the additional proceedings impacts your opinion.

Response:	The “additional proceedings” to be taken by the Company, as mentioned in the legal opinion set forth as Exhibit 5.1 to the Registration Statement, refer solely to the potential payments of additional consideration to the former PDM securityholders upon the achievement of certain revenue thresholds, including the potential issuance of shares of the Company’s common stock in connection therewith, as set forth in the Merger Agreement. However, the making of such payments, and the issuance of such shares, have been approved and duly authorized by the Company and no further actions on the part of the Company, or otherwise, are required to approve or authorize the remaining payments to the PDM securityholders under the Merger Agreement. Therefore, the legal opinion has been revised to delete the language referenced in Comment #8 and will be refiled with Amendment No. 1 to the Registration Statement.

Responses to SEC Staff comments made by letter dated February 20, 2007

June 12, 2007

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9.	Please tell us the basis for your assumption in paragraph 3 that “the full consideration for the Securities has been received by the Company.” To what extent has full consideration relating to the closing of the merger agreement not been received? To the extent that this statement relates only to the milestone payments, which have yet to be determined, please clarify this.

Response:	The statement set forth above regarding the assumption that “the full consideration for the Securities has been received by the Company” was intended to relate solely to the milestone payments, which have yet to be determined. The legal opinion has been revised to separate the opinions expressed with respect to the shares already issued and the shares that may be issued in the future pursuant to the terms of the Merger Agreement referenced therein. The legal opinion will be refiled with Amendment No. 1 to the Registration Statement.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact James J. Sullivan, the Company’s General Counsel, at (949) 719-2215 or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Sincerely,

/s/ James C. Malone

James C. Malone

Executive Vice President and

Chief Financial Officer

cc:	James J. Sullivan, Esq.
John P. Schaefer, Esq.
Christopher D. Ivey, Esq.
Ryan C. Wilkins, Esq.